April 15, 2019

Justin Davis-Rice
Executive Chairman
Naked Brand Group Limited
c/o Bendon Limited
Building 7C, Huntley Street
Alexandria
NSW 2015, Australia

       Re: Naked Brand Group Limited
           Registration Statement on Form F-1
           Filed April 5, 2019
           File No. 333-230757

Dear Mr. Davis-Rice:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jonathan Burr at 202-551-5833 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
                                                            Mining